Kaya Holdings, Inc.

915 Middle River Drive, Suite 316

Ft. Lauderdale, Florida 33304

VIA EDGAR

December 11, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3629

Attention: Alan Campbell

Ladies and Gentlemen:

Re:	Kaya Holdings, Inc.(the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-283570

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement be accelerated so that it will become effective at 4:00 p.m. Eastern Time on Monday, December 16, 2024.

If you have any questions, please contact our counsel, Dale S. Bergman of Lewis Brisbois Bisgaard & Smith LLP, at 954.302.4162.

Very Truly Yours,

KAYA HOLDINGS, INC.

By: /s/ Craig Frank

Craig Frank, Chief Executive Officer